

SEC Mail Processing Section SECURITIES AND EXCHANGE COMMISSION

12062249

AUG 22 2012 Washington DC 403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandy Pappalardo (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

State of California
County of San Diego

On August 21st, 2012, before me appeared Sandy Pappalardo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity on behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PURJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

D Cabrera

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2012 and 2011

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2012 and 2011

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statements of financial condition of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) as of June 30, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements rare the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 10, 2012

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2012 and 2011

ASSETS

	2012	*2011*
Cash and cash equivalents	$ 34,035	$ 14,226
Securities owned	786,342	1,461,907
Commissions receivable	5,254	39,432
Deposits with clearing organization	187,486	188,986
Income tax receivable	42,671	31,248
Furniture and equipment, less accumulated depreciation of $75,980 and $75,268	-	712
	$1,055,788	$1,736,511

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	*2011*
Liabilities		
Accounts payable and accrued liabilities	$ 87,025	$ 25,694
Deferred income taxes	-	80,784
Total liabilities	87,025	106,478
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	895,970	1,557,240
Total stockholder's equity	968,763	1,630,033
	$1,055,788	$1,736,511

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Operations

Years Ended June 30, 2012 and 2011

	2012	*2011*
Revenues		
Commissions	$2,529,050	$2,994,595
Fees and other revenues	3,739,438	3,299,260
Investment income (loss)	(721,701)	758,288
Interest	44,817	35,192
Total revenues	5,591,604	7,087,335
Expenses		
Commissions	4,133,253	3,705,589
Clearing charges	1,151,538	1,256,881
Compensation and benefits	426,173	434,225
Expense sharing	392,053	412,407
Information services	121,524	181,163
Outside services	29,108	16,269
Taxes, licenses, and registrations	29,322	28,102
Insurance	25,098	24,831
Telephone and postage	5,381	10,277
Depreciation and amortization	712	869
Other	5,207	4,738
Total expenses	6,319,369	6,075,351
Income (loss) before income taxes	(727,765)	1,011,984
Income tax benefit (expense)	66,495	(157,695)
Net income (loss)	$ (661,270)	$ 854,289

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2012 and 2011

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance, July 1, 2010	100	$30,000	$ 42,793	$1,052,951
Dividends	-	-	-	(350,000)
Net income	-	-	-	854,289
Balance, June 30, 2011	100	30,000	42,793	1,557,240
Net loss	-	-	-	(661,270)
Balance, June 30, 2012	100	$30,000	$42,793	$ 895,970

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2012 and 2011

	2012	*2011*
Cash flows from operating activities		
Net income (loss)	$(661,270)	$ 854,289
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	712	869
Investment loss (income)	721,701	(758,288)
Changes in operating assets and liabilities		
Commissions receivable	34,178	(21,443)
Deposits with clearing organization	1,500	(96,068)
Accounts payable and accrued liabilities	61,331	(22,753)
Deferred income taxes	(80,784)	80,784
Income taxes receivable	(11,423)	(56,237)
Net cash from operating activities	65,945	(18,847)
Cash flows from investing activities		
Securities owned	(46,136)	253,323
Capital expenditures	-	(633)
Net cash from investing activities	(46,136)	252,690
Cash flows from financing activities		
Dividends	-	(350,000)
Net increase (decrease) in cash and cash equivalents	19,809	(116,157)
Cash and cash equivalents		
Beginning of year	14,226	130,383
End of year	$ 34,035	$ 14,226
Supplemental disclosure of cash flow information		
Interest paid	$ -	$ -
Taxes paid	$ 25,712	$ 133,149

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2012 and 2011.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2012 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2012 and 2011.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2012	*2011*
Computed "expected" federal income tax benefit (expense)	$ 247,440	$(344,074)
State income tax, net of federal benefit	43,666	(60,719)
Change in tax rates and valuation allowance	(224,611)	247,098
Income tax benefit (expense)	$ 66,495	$(157,695)

At June 30, 2012 and 2011, the Company had net deferred tax assets and liabilities as follows:

	2012	*2011*
Effect of cash method for income taxes	$ 32,220	$ (16)
Unrealized investment (income) loss	188,674	(80,484)
Carryforward deductions	13,092	-
Accelerated depreciation	-	(284)
Valuation allowance	(233,986)	-
Deferred tax asset (liability), net	$ -	$ (80,784)

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, PFS charged the Company expenses of $392,053 in fiscal 2012 and $412,407 in fiscal 2011.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2012 was 0.1305 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2012, the Company had net capital of $666,934 which was $566,934 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2012, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2012

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$968,763	$908,829	$ 59,934
Less non-allowable assets			
Income tax receivable	42,671	-	(42,671)
Net capital before charges on security positions	926,092	908,829	17,263
Less charges on security positions			
Securities owned	201,181	201,181	-
Undue concentration	57,977	48,963	(9,014)
Net capital	$666,934	$658,685	$ 8,249
Total aggregate indebtedness	$ 87,025	$104,288	$(17,263)
Ratio of aggregate indebtedness to net capital	0.1305	0.1583	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to charges on security positions and income taxes.

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Puplava Securities, Inc. (the "Company") as of for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 10, 2012

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of Puplava Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Puplava Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2012, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 10, 2012

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2012

Total revenue	$ 5,591,604
Additions	
Net loss from securities in investment accounts	721,701
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(405,468)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(1,059,535)
Other revenue not related either directly or indirectly to the securities business	(3,615,145)
SIPC net operating revenues	$ 1,233,157
General assessment @ .0025	$3,083
Less payments	
February 13, 2012	1,636
July 25, 2012	1,447
Balance due	$ -